                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                        APPLIED MICROSYSTEMS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    037935103
                                 (CUSIP Number)

                                ONEX CORPORATION
                               CANADA TRUST TOWER
                           161 BAY STREET - 49TH FLOOR
                         TORONTO, ONTARIO M5J 2S1 CANADA
                            ATTENTION: EWOUT HEERSINK
                                 (416) 362-7711
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                             JOEL I. GREENBERG, ESQ.
                   KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                     January 12, 1999  -  January 25, 1999
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)


                                                            Page 1 of 10 pages.
                                                       Exhibit Index on page 9.

                                       13D
--------------------------------------------------------------------------------
CUSIP No.        037935103                          Page 2 of 10 Pages
          -----------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Onex Corporation

--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           / /
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Ontario, Canada

--------------------------------------------------------------------------------
                     7      SOLE VOTING POWER

      NUMBER OF                  - 0 -
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
                 ---------------------------------------------------------------
                     8      SHARED VOTING POWER

                                 223,600 shares of Common Stock
                 ---------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                                 - 0 -
                 ---------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                                 223,600 shares of Common Stock
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            223,600 shares of Common Stock
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        / /
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          3.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                          C0
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
--------------------------------------------------------------------------------
CUSIP No.        037935103                          Page  3 of 10 Pages
          -----------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Vencap, Inc.

--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           / /
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Alberta, Canada

--------------------------------------------------------------------------------
                     7      SOLE VOTING POWER

      NUMBER OF                  - 0 -
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
                 ---------------------------------------------------------------
                     8      SHARED VOTING POWER

                                 223,600 shares of Common Stock
                 ---------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                                 - 0 -
                 ---------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                                 223,600 shares of Common Stock
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            223,600 shares of Common Stock
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        / /
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          3.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                          C0
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
--------------------------------------------------------------------------------
CUSIP No.        037935103                          Page 4 of 10 Pages
          -----------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     812374 ALBERTA LTD.

--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           / /
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Alberta, Canada

--------------------------------------------------------------------------------
                     7      SOLE VOTING POWER

      NUMBER OF                  - 0 -
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
                 ---------------------------------------------------------------
                     8      SHARED VOTING POWER

                                 223,600 shares of Common Stock
                 ---------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                                 - 0 -
                 ---------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                                 223,600 shares of Common Stock
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            223,600 shares of Common Stock
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        / /
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          3.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                          C0
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
--------------------------------------------------------------------------------
CUSIP No.        037935103                          Page 5 of 10 Pages
          -----------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Gerald W. Schwartz

--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           / /
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Canada

--------------------------------------------------------------------------------
                     7      SOLE VOTING POWER

      NUMBER OF                  - 0 -
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
                 ---------------------------------------------------------------
                     8      SHARED VOTING POWER

                                 223,600 shares of Common Stock
                 ---------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                                 - 0 -
                 ---------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                                 223,600 shares of Common Stock
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            223,600 shares of Common Stock
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        / /
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          3.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

              Amendment to Statement on Schedule 13D (the "Statement") relating to the shares of common stock, par value $.01 per share (the "Common Stock"), of Applied Microsystems Corporation, a Washington corporation (the "Issuer"), filed by Vencap, Inc., 812374 Alberta, Ltd. ("Newco"), Onex Corporation and Gerald W. Schwartz. Capitalized terms, used but not defined herein, shall have the meaning set forth in the Statement. The Statement is hereby amended as set forth below:

Item 5. Interest in Securities of the Issuer.

              (a) and (b). Upon completion of the documentation relating to the transfer to Newco, Newco will own 223,600 shares of Common Stock.

              On December 30, 1998, Vencap entered into an agreement to transfer 399,460 shares of Common Stock to Newco, its wholly-owned subsidiary. From January 12, 1999 to January 25, 1999, Newco sold 175,860 shares of Common Stock as reported herein. Upon completion of the documentation relating to the transfer to Newco, Newco will beneficially own 223,460 shares of Common Stock, representing approximately 3.3% of the outstanding shares of Common Stock
(based on the number of shares of Common Stock outstanding as of December 31, 1998).

              Vencap owns all of the issued and outstanding shares of capital stock of Newco. Onex, as the indirect beneficial owner of approximately 90% of the shares of Vencap, may be deemed to own beneficially 223,600 shares of common stock, representing approximately 3.3% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of December 31, 1998). Mr. Schwartz is the indirect holder of all the issued and outstanding shares of Multiple Voting Shares of Onex, ownership which entitles Mr. Schwartz to elect sixty percent (60%) of the members of Onex' Board of Directors, and therefore may also be deemed to own beneficially such shares of Common Stock.

                                                             Page 6 of 10 pages.

                  (c) During the past sixty (60) days, Newco has disposed of certain of the shares of Common Stock as follows:

Date of           Amount of
Transaction   Securities Involved     Price Per Share         How Effected
-----------   -------------------     ---------------         ------------
1/12/99              2,000                $4.00             Open Market Sale
1/20/99             15,000                 4.56             Open Market Sale
1/20/99             15,000                 4.63             Open Market Sale
1/21/99             40,000                 4.56             Open Market Sale
1/21/99             15,000                 4.63             Open Market Sale
1/22/99             20,000                 4.70             Open Market Sale
1/22/99             40,000                 4.70             Open Market Sale
1/25/99             10,000                 4.63             Open Market Sale
1/25/99             18,860                 4.56             Open Market Sale


              Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

                   (e) On January 21, 1999, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.


Item 7.       Material to Be Filed as Exhibits.

              1. Joint Filing Agreement, dated February 12, 1999, among Vencap, Newco, Onex and Mr. Schwartz.

              2.      Power of Attorney, incorporated by reference to the
                      Schedule 13D Amendment relating to the Issuer filed by Vencap, Onex and Mr. Schwartz on September 13, 1996.


                                                             Page 7 of 10 pages.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1999

                                        VENCAP, INC.



                                        By:      /s/ William R. McKenzie
                                                 -----------------------------
                                                 Name:  William R. McKenzie
                                                 Title: Vice President



                                        ONEX CORPORATION



                                        By:      /s/ Donald W. Lewtas
                                                 -----------------------------
                                                 Name:   Donald W. Lewtas
                                                 Title: Authorized Signatory


                                        /s/ Donald W. Lewtas
                                        -----------------------------
                                        Donald W. Lewtas
                                        Authorized Signatory for
                                        GERALD W. SCHWARTZ



                                        812374 ALBERTA LTD.



                                        By:      /s/ Mark Hilson
                                                 -----------------------------
                                                 Name:  Mark Hilson
                                                 Title: Director


                                                             Page 8 of 10 pages.

                                 EXHIBIT INDEX
                                 -------------

           Exhibit
           -------

              1. Joint Filing Agreement, dated February 12, 1999, among Vencap, Newco, Onex and Mr. Schwartz.

              2.      Power of Attorney, incorporated by reference to the
                      Schedule 13D Amendment relating to the Issuer filed by Vencap, Onex and Mr. Schwartz on September 13, 1996.




                                                      Page 9 of 10 pages.